Media release


July 26, 2001

For immediate release


UBS updates outlook for private equity business

UBS announced today that, following its most recent review of portfolio valuations and divestment prospects for the remainder of the year, it is updating the 2001 financial outlook for UBS Capital, its private equity business.

Zurich/Basel, July 26, 2001 -- UBS announced on July 11 2001 that due to challenging market conditions it had postponed its plans to spin off UBS Capital to an affiliated status. UBS also stated that in view of the more volatile prevailing conditions, it would be slowing down the rate of new private equity investments from its own balance sheet.

Following its most recent review of portfolio valuations and divestment prospects for the remainder of the year, UBS now expects UBS Capital to record a pre-tax loss for the second, third and fourth quarters combined of CHF 350 million to CHF 400 million, with the losses concentrated in the second quarter. UBS Capital's portfolio had a book value of CHF 5.7 billion excluding unrealised gains at 31 March 2001, the most recent reporting date.

UBS Capital's results are driven by gains on exiting its investments, for instance through public offerings, and by the valuation of the primarily unlisted companies in which it invests. Currently depressed market conditions have resulted in the postponement of planned divestments, or lower expected gains. In addition, deteriorating valuations across a range of industry sectors have led to a number of writedowns in UBS Capital's portfolio.


UBS


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